HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine months ended September 30		Years ended December 31
(dollars in thousands)	2010	2009	2009	2008	2007	2006	2005

Fixed charges
Total interest charges	$47,202	$41,598	$57,944	$54,757	$53,268	$52,563	$49,408
Interest component of rentals	1,387	1,898	2,499	2,211	2,250	1,863	1,311
Pretax preferred stock dividend requirements of subsidiaries	1,103	1,079	1,452	1,458	1,438	1,467	1,461

Total fixed charges	$49,692	$44,575	$61,895	$58,426	$56,956	$55,893	$52,180

Earnings
Net income attributable to HECO	$58,484	$56,951	$80,526	$93,055	$53,236	$76,027	$73,882
Fixed charges, as shown	49,692	44,575	61,895	58,426	56,956	55,893	52,180
Income taxes (see note below)	35,893	32,989	47,776	55,763	30,937	46,440	44,623
Allowance for borrowed funds used during construction	(2,061)	(4,467)	(5,268)	(3,741)	(2,552)	(2,879)	(2,020)

Earnings available for fixed charges	$142,008	$130,048	$184,929	$203,503	$138,577	$175,481	$168,665

Ratio of earnings to fixed charges	2.86	2.92	2.99	3.48	2.43	3.14	3.23

Note:
Income taxes are comprised of the following:
Income tax expense relating to operating income from regulated activities	$36,972	$33,228	$48,212	$56,307	$34,126	$47,381	$45,029
Income tax benefit relating to results from nonregulated activities	(1,079)	(239)	(436)	(544)	(3,189)	(941)	(406)

	$35,893	$32,989	$47,776	$55,763	$30,937	$46,440	$44,623

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements.